Mail Stop 6010
Via Facsimile and U.S. Mail

March 13, 2007

Mr. Jonathan E. Michael
President and Chief Executive Officer
RLI Corp.
9025 North Lindbergh Drive
Peoria, Illinois 61615

      Re: **RLI Corp.**
               Form 10-K for fiscal year ended December 31, 2005
               File No. 1-09463

Dear Mr. Michael:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant